

Mail Stop 3720

April 3, 2009

Via U.S. Mail and facsimile to (516) 803-1185

Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

      Re: Cablevision Systems Corporation
          Form 10-K for Fiscal Year Ended December 31, 2008
          Filed February 26, 2009
          File No. 001-14764

Dear Mr. Huseby:

     We have reviewed your Form 10-K for the fiscal year ended December 31, 2008 and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis…, page 51

1. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion

and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example:

- We note that both technical and operating expenses and selling, general and administrative expenses increased 12% for 2008 as compared to 2007. We also note your statement on page 52 that the growth rates of cable modem and VoIP customers have decreased. Please address whether management expects each of these results to continue in future periods.

- We note your statement on page 51 that you will "likely" continue to make "substantial investments" in the development of new programming options and product enhancements. Please discuss the impact that such expenditures will have on operating results, liquidity and capital resources.

- When you address the reasons driving material changes in your results of operations, please provide more detailed disclosure of the reason beyond somewhat conclusory statements. For example, we note that the increase in selling, general and administrative expense in the telecommunications services segment was primarily attributable to an "increase in sales and marketing costs." Please provide more detailed information regarding the nature of such expenses.

These are just examples.

Telecommunications Services, page 51

2. Refer to the second paragraph. For your cable television video services, please expand to discuss how your competition impacted your current revenues and what you expect the impact will be on your future revenues. Please provide us with your revised disclosures.

3. Refer to the second and third paragraphs on page 52. For your high-speed data services business and VoIP offering, please expand to discuss whether you expect competition to have more of an impact on your revenues and why. In addition, discuss the relationship between slower growth rates and the high penetration rates and whether you expect this trend to continue or change and why. Please provide us with your revised disclosures.

Newsday, page 54

4. Please discuss the specific deterioration in the newspaper industry and the economic downturn that contributed to the impairments of your intangible assets and goodwill. Your discussion should include, but not be limited to, the following: whether you overpaid for Newsday, why was there such a huge deterioration with the Newsday business from the date of your purchase, what it means to your future business in this industry, and any impact Newsday may have on your future revenues, earnings and cash flows. We note your disclosures on page 33. Please provide us with your proposed disclosures.

Impairment of Long-Lived and Indefinite-Lived Assets, page 56

5. We note that goodwill accounted for 11.7% of your total assets as of December 31, 2008.
    We also note your losses from continuing operations, significant stockholders' deficiency
    and your expectation that "net losses, absent one-time gains, may continue and remain
    substantial for the foreseeable future." In addition, we note your reference to "the continuing
    deterioration of values in the newspaper industry and the greater than anticipated economic
    downturn." As a result, you performed an interim impairment test of your reporting units as
    of December 31, 2008 and determined that a significant portion of your goodwill, indefinite-
    lived intangible assets and certain long-lived intangible assets related to Newsday were
    impaired. In light of the significance of your goodwill balance, we expect robust and
    comprehensive disclosure in your critical accounting policies regarding your impairment
    testing policy. This disclosure should provide investors with sufficient information about
    management's insights and assumptions with regard to the recoverability of goodwill.
    Specifically, we believe you should provide the following information:

    - Disclose the date of your annual impairment test.

    - Disclose a breakdown of your goodwill balance as of December 31, 2008 by
      reporting unit.

    - Refer to the fourth paragraph. Disclose how you weighted the discounted cash flows
      and comparable market transactions methods and your basis for that weighting.
      Qualitatively and quantitatively describe the significant estimates and assumptions
      used in your valuation models to determine the fair value of your reporting units in
      your impairment analysis. For example, since you utilize the discounted cash flow
      approach for some reporting units, you should disclose at a minimum:

        (1) the discount rates for each reporting unit and how those discount rates were
        determined,

        (2) how cash flows were determined, including your assumed growth rates, period
        of assumed cash flows and determination of terminal value, and

        (3) your consideration of any market risk premiums.

    - Refer to the last paragraph on page 57. Describe changes to the assumptions and
      methodologies, if any, since your annual impairment test. In addition, tell us how the
      assumptions in your most recent test were impacted by the current economic
      environment. For example, you should explain in detail how your discount rates
      reflect the market risk premiums that have been noted in the current equity and debt
      markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

    (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

    (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

6. Refer to the second paragraph. Identify your reporting units and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units. Further, tell us the operating segments that you aggregate into your reportable segments. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

7. We note that cable franchises and other indefinite-lived intangibles accounted for 10.3% of total assets as of December 31, 2008. We further note that you performed an interim impairment test of your units of accounting as of December 31, 2008 and determined that certain of your indefinite-lived intangibles from the Newsday acquisition were impaired and that your cable franchises were not impaired. In light of the significance of your cable franchise balance along with your other indefinite-lived intangibles, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of each class of indefinite-lived intangibles. Specifically, we believe you should provide the following information:

- Disclose the date of your annual impairment test

- Provide a more detailed description of the steps you perform to review your cable franchises for recoverability. Provide a similar discussion for your other indefinite-lived intangibles.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

  1) the discount rates for each reporting unit and how those discount rates were determined,

  2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

  3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your units of accounting or allocations of cable franchises by unit of accounting and the reasons for such changes. Similarly address for your other indefinite-lived intangibles.

- For your cable franchises, provide a table showing:

  (1) the carrying value and fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
  (2) using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

- In addition, if the fair value of any of your units of accounting does not, or would not, exceed its fair value by a significant amount provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

8. Refer to the third paragraph. Identify your units of accounting and explain to us how they were determined under paragraph 17 of SFAS 142 and EITF 02-7.

Liquidity and Capital Resources, Overview, page 88

9. Since you have significant debt, contractual obligations and capital expenditures, expand to discuss your short-term and long-term liquidity. We note that you plan to fund your uses of cash with cash provided by operations, cash on hand and borrowings under bank credit facilities. We also note that your contractual obligations disclosed on page 94 exceed your current year cash provided by operations and cash equivalents, and your current debt ratings for your notes are below the "investment grade" category. Accordingly, we believe that your discussion of your short-term and long-term liquidity should include the following. Please provide us with your proposed disclosures.

    •   Disclose the amount of funds available under your credit facilities as of December 31, 2008. Discuss in more detail the sufficiency of the unused availability and the anticipated circumstances requiring its use. Discuss the relevant covenants and restrictions in each of your credit facilities and address how such provisions will impact the amount of funds available to you. Discuss your plans if you are not able to have access to additional credit to meet your short-term and long-term liquidity needs.

    •   Discuss how you expect to fund your 2009 debt obligations. In addition, discuss your plans if you are not able to fund your debt obligations.

    •   Disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures. We note on page 27 that any significant reduction in your non-discretionary capital expenditures will have an adverse impact on your future operating results, cash flows and financial position.

    •   Discuss how the $500 million arena renovation disclosed on page 93 will impact your short-term and long-term liquidity.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or Robert Barthelmes at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director